

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 22, 2008

By Facsimile and U.S. Mail

Mr. C. B. Stanley
President and Chief Executive Officer
Questar Market Resources, Inc
180 East 100 South Street
P.O. Box 45601
Salt Lake City, Utah 84145-0601

> **Re: Questar Market Resources, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 2, 2007**
> **Form 10-Q for the Quarter Ended September 30, 2007**
> **Filed on November 2, 2007**
> **Response Letter Dated December 20, 2007**
> **File No. 000-30321**

Dear Mr. Stanley:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 20, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Form 10-Q for the Quarter Ended September 30, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Energy Trading and Other, page 14

2.   We note your response to comment six of our letter dated December 12, 2007. To the extent applicable, please expand your discussion of Energy Trading and Other to address the reasons for the period to period changes that you have provided in your response to us, including the weighted average sale prices for all period presented.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief